Exhibit 99.1

Sandstorm Gold Announces Second Quarter Results

VANCOUVER, July 31, 2013 /CNW/ - Sandstorm Gold Ltd. ("Sandstorm" or the "Company") (NYSE MKT: SAND, TSX: SSL) has released its unaudited results for the second quarter ended June 30, 2013 (all figures in U.S. dollars).

Second Quarter Highlights

•	Revenue of $13.4 million.
•	Gold sales of 7,473 ounces (additional 1,800 ounces deferred to third quarter due to timing and delay of shipments).
•	Average cash cost per ounce[1] of $417 resulting in cash operating margins[1] of $999 per ounce.
•	Operating cash flow of $8.5 million.
•	Strong balance sheet with over $94 million in cash.
•	Acquired a 1.0% net smelter returns royalty ("NSR") on the Paul Isnard gold project located in French Guiana and owned by Columbus Gold Corporation for an upfront payment of $5.0 million.
•	Acquired a 1.2% precious metal NSR on the Prairie Creek project located in the Northwest Territories, Canada from Canadian Zinc Corporation for $3.2 million (via a back-to-back agreement with Sandstorm Metals & Energy Ltd.).
•	Net loss of $17.1 million due to a non-cash impairment charge of $16.0 million on goodwill arising from the Premier Royalty Inc. ("Premier Royalty") business combination.

Sandstorm President & CEO Nolan Watson commented, "The second quarter was an overall good quarter for Sandstorm. We saw development progress at several of the mines and if timing of shipments had not affected the recording of an additional 1,800 ounces that was produced at Aurizona but not received until the beginning of the third quarter, we would have seen a record in terms of gold ounces sold."

Outlook

Based on the Company's existing gold streams and excluding any attributable production relating to Premier Royalty, forecasted 2013 attributable production is between 33,000 and 40,000 gold equivalent ounces, increasing to over 60,000 gold equivalent ounces per annum by 2016. This growth is driven by the Company's portfolio of gold streams with mines, all of which are either currently producing or expected to commence production by 2015.

Sandstorm's Management's Discussion and Analysis (MD&A) and Financial Statements for the second quarter results will be accessible on the Company's website and on SEDAR at www.sedar.com. The Company has also completed a Form 6-K filing with the SEC that will be accessible on EDGAR at http://www.sec.gov/edgar.shtml.  Shareholders can request a hard copy of the MD&A and Financial Statements by emailing info@sandstormltd.com.

Webcast and Conference Call Details

A conference call will be held on Thursday, August 1, 2013 starting at 8:30am PDT to further discuss the second quarter results. To participate in the conference call use the following dial-in numbers:

Local/International: 647-788-4916

North American Toll-Free: 877-214-4966

It is recommended that participants dial in five minutes prior to the commencement of the conference call. To access an audio webcast of the conference call, click here. The webcast will also be available on the Sandstorm website.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming company. Sandstorm provides upfront financing for gold mining companies that are looking for capital and in return receives a gold streaming agreement. This agreement gives Sandstorm the right to purchase a percentage of the life of mine gold produced, at a fixed price. Sandstorm is a non-operating gold mining company with a portfolio of ten gold streams, six of which are producing gold, and three NSR royalties. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams.

Sandstorm is focused on low cost operations with excellent exploration potential and strong management teams. Sandstorm has completed gold purchase or royalty agreements with Brigus Gold Corp., Canadian Zinc Corp., Colossus Minerals Inc., Columbus Gold Corp., Donner Metals Ltd., Entrée Gold Inc., Luna Gold Corp., Magellan Minerals Ltd., Metanor Resources Inc., Mutiny Gold Ltd., Santa Fe Gold Corp., SilverCrest Mines Inc., Rambler Metals and Mining plc and Solitario Exploration & Royalty Corp.

For more information visit: www.sandstormgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Ltd. ("Sandstorm"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production.  Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans", or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions,  the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled "Risks to Sandstorm"  in Sandstorm's annual report for the financial year ended December 31, 2012 available at www.sedar.com.  Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

Note 1: Sandstorm has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including average cash cost per ounce of gold and cash operating margin. Average cash cost per ounce of gold is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Cash operating margin is calculated by subtracting the average cash cost per ounce of gold from the average realized selling price per ounce of gold. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently.

SOURCE: Sandstorm Gold Ltd.

CIK: 0001434614

For further information:

Sandstorm Gold Ltd.
Erfan Kazemi, Chief Financial Officer
(604) 689-0234

Denver Harris, Investor Relations Contact
(604) 628-1178

CO: Sandstorm Gold Ltd.

CNW 17:58e 31-JUL-13